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                                                     September 12, 2000


Jack Garlock
70 Stonehenge Dr.
Jackson, TN  38305

Dear Jack:

I am pleased to confirm our offer for the position of President Doors, for The Stanley Works. The position is based in New Britain, Connecticut and reports to me.

Your base salary will be $275,000 per year, paid monthly. You will also participate in the Corporate Management Incentive Compensation Program with a target annual bonus for 2001 of $175,000 payable in February 2002. You will be eligible for four weeks of vacation.

You will participate in our Long Term Performance Award Plan (see attached). Payment of the plan will be made on a pro-rated basis in February, 2003 based on actual earnings for the 3-year measurement period beginning January 1, 2000 and ending December 31, 2002.

On joining the company, you will also receive a grant of a 50,000 share stock option under the terms of The Stanley Works 1997 Long-Term Incentive Plan. Fifty-percent (50%) of this stock grant will vest in 24 months following the grant date and 50% will vest in 48 months following the grant date. The Option Purchase Price will be the price of the stock on the date of grant, which will be within 60 days of your first day of work. Starting in 2001 your stock options will be targeted at the 15,000 level annually.

You will also participate in current and future executive benefit programs including our Financial Planning Service, Executive Life Insurance Program, and the Executive Physical Program. The Company will also lease and insure a car for your use. You may select any make and model up to a Fair Market Value of $60,000. Details of the executive benefit programs are attached.

In addition, the Company's Employee Stock Purchase Program (ESPP) allows you to purchase company stock up to 15% of your base pay annually (capped at $25,000), at 15% below the market price. The Company's 401k Plan will match 50% of employee contributions up to 7% of your pay and the Company Defined Contribution Pension Plan contributes either 3%, 5% or 9% of pay each year depending upon your age. Furthermore, provided your employment service with Stanley continues until you reach age 62, Stanley will pay you a lump sum benefit of $2.9 million upon your retirement.

The Company will cover the Enhanced Relocation costs associated with the sale of your current home and the purchase of your new home in Connecticut. You will be eligible for the services of our Third Party Relocation Vendor. In addition, you will receive a moving allowance of $8,000 to cover incidental moving expenses once you

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have moved. This allowance will be treated as salary for tax purposes. In order to be eligible for any relocation benefit you must first sign the Relocation Expense Agreement, which can be found on the last page of the enclosed Relocation Policy. No relocation benefit will be provided until the Company has received your signed Relocation Expense Agreement.

Enclosed is a copy of a Consent Order with the Federal Trade Commission regarding "Made in USA". Please read and sign the attached and return it to the address indicated.

You should be aware that your employment with Stanley will continue as long as mutually acceptable, and as such is terminable by either the Company, or by yourself, at any time and for any reason. Commencing employment is contingent upon our Medical Department determining that you are physically suited for the duties of the position. This includes a drug-screening test. Please contact Claudia Mackiewicz at 860-827-3880 to make the necessary arrangements.

The Stanley Works Health Plans become effective on the first of the month following your date of employment. They will be explained to you in detail on your first day of employment. You can usually extend your existing medical coverage for a limited period of time to cover any lapse between the plans.

Jack, you will play a key role in driving growth in our Doors business. I am delighted that you are considering joining our team. There is a lot of exciting work to be done and I know that you will make a great contribution to our success. If you have any questions, please call me.

Please indicate your acceptance by signing below and return a copy to me.

Sincerely,



John Trani                                                  Jack Garlock
Chairman and CEO

Cc:   Carol L'Heureux - Executive Compensation & Relocation

Enclosures: Enhanced Relocation Program
            Benefits Booklet
            FTC Consent Order
            Long Term Performance Award Plan
            Executive life Insurance Program
            Financial Planning Service
            Executive Physical Program
            Smith Kline Testing Program
            Stanley Choice Account
            Executive Auto Program
            Stanley Employment Application